PW

RECEIVED 2010 SEP 28 PM 2:44 SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10032794

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cazenave and Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11666 Osceola Street
(No. and Street)

Westminster	Colorado	80031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Carson 303.954.9825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell, Irene T.
(Name – *if individual, state last, first, middle name*)

1615 Bonanza Street, Suite 209	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, William H. Carson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cazenave & Co. Inc., as of June 30th, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
RANAE McGINN
STATE OF COLORADO

State of Colorado
County of Adams
Subscribed and sworn to before me
this 24 day of September, 2010

Notary Public

Notary Public

My Commission Expires 10/03/2010
5130 W. 120th Ave.
Westminster, CO 80020

Signature

Financial Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cazenave & Company, Inc.
Financial Statements
For the Year Ended June 30, 2010
with
Report of Independent Auditor

Cazenave & Company, Inc.
June 30, 2010

Index to Financial Statements and Supplemental Schedules

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925.935.1028
Facsimile: 925-935-1029

Report of Independent Auditor

The Board of Directors
Cazenave & Company, Inc.

I have audited the accompanying statement of financial condition of Cazenave & Company, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazenave & Company, Inc. at June 30, 2010, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Walnut Creek, California
September 9, 2010

Cazenave & Company, Inc.
Statement of Financial Condition
June 30, 2010

Assets

Current assets:	
Cash	$ 23,185
Commissions receivable	474,002
Prepaid expenses	525
Total current assets	497,712
Furniture and equipment less accumulated depreciation	4,199
Total assets	$501,911

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$429,542
Total liabilities	429,542
Stockholders' equity:	
Common stock, no par value 100 shares authorized, 100 shares issued and outstanding	6,500
Additional paid-in capital	93,081
Accumulated deficit	(27,212)
Total stockholders' equity	72,369
Total liabilities and stockholders' equity	$501,911

See accompanying notes.

Cazenave & Company, Inc.
Statement of Income
Year Ended June 30, 2010

Revenue:	
Commissions	$726,371
Consulting and other income	45,040
Total revenue	771,411
Expenses:	
Commission expense	640,680
Regulatory fees and expenses	41,126
Occupancy	4,512
Office and other operating costs	62,500
Depreciation	1,593
Total expenses	750,411
Income before provision for income taxes	21,000
Provision for income taxes	899
Net income	$ 20,101
Earnings per share of common stock	$ 201.01

See accompanying notes.

Cazenave & Company, Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2009	$6,500	$93,081	$(47,313)	$52,268
Net income for year ended June 30, 2010			20,101	20,101
Balances at June 30, 2010	$6,500	$93,081	$(27,212)	$72,369

See accompanying notes

Cazenave & Company, Inc.
Statement of Cash Flows
Year Ended June 30, 2010

Cash flows from operating activities:	
Net income	$ 20,101
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,593
Increase or decrease in assets and liabilities:	
Receivables	(239,627)
Acounts payable and accrued expenses	215,756
Total adjustments	(22,278)
Net cash provided (used) by operating activities	(2,177)
Cash flows from investing activities	0
Cash flows from financing activities	0
Net increase (decrease) in cash	(2,177)
Cash balance:	
Beginning of the year	25,362
End of the year	$23,185

Cash paid during the year for:

Interest	$ 0
Income taxes	$899

See accompanying notes.

Cazenave & Company, Inc.
Notes to Financial Statements
June 30, 2010

1. Organization

Cazenave & Company, Inc. (the "Company") was incorporated in the State of California on May 15, 1987. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including selling limited partnerships in primary distribution and private placement of securities.

The Company is exempt from the requirement of Rule 15c-3(k)(2)(ii) under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Cazenave & Company, Inc.
Notes to Financial Statements
June 30, 2010

2. Summary of significant accounting policies, cont'd.

Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

3. Furniture and Equipment

The cost of furniture and equipment at June 30, 2010 was $7,965 and accumulated depreciation was $3,766. Depreciation expense, based upon useful lives ranging from five to seven years, was $1,593 for the year ended June 30, 2010.

Cazenave & Company, Inc.
Notes to Financial Statements
June 30, 2010

4 Income taxes

The income tax provision recorded for the year ended June 30, 2010 included the California minimum corporate tax of $800.

The Company has available at June 30, 2010 unused federal net operating losses, which may be applied against future taxable income, resulting in a deferred tax asset.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $59,218 which was $30,547 in excess of its required net capital of $28,671. The Company's ratio of aggregate indebtedness ($427,925) to net capital was 7.22 to 1 which is less than the 15 to 1 maximum allowed.

SUPPLEMENTAL SCHEDULES

Schedule I

Cazenave & Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
JUNE 30, 2010

Net Capital:	
Total stockholders' equity	$72,369
Deductions for non-allowable assets:	
Commissions receivable	10,044
Other current assets	525
Furniture and equipment	4,199
	14,768
Net capital before haircuts on securities positions	57,601
Haircuts on other trading and investment securities	0
Net Capital	$57,601
Aggregate Indebtedness:	
Accounts payable and accrued expenses payable included in statement of financial condition	$429,542
Computation of Basic Net Capital Requirement, greater of:	
6-2/3% of aggregate indebtedness	$ 28,650
Or, minimum net capital required	$ 5,000
Excess net capital	$28,951
Ratio: Aggregate indebtedness to net capital	7.46 to 1
Reconciliation with Company's computation included in Form X-17A-5 at June 30, 2010:	
Net capital, as reported in Company's (unaudited) FOCUS report	$59,219
Audit Adjustment	(1,618)
Net capital, as shown above	$57,601

Schedule II

Cazenave & Company, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
JUNE 30, 2010

Cazenave & Company, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

Cazenave & Company, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
JUNE 30, 2010

Cazenave & Company, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925.935.1028
Facsimile: 925-935-1029

Board of Directors
Cazenave & Company, Inc.

In planning and performing my audit of the financial statements of Cazenave & Company, Inc. for the year ended June 30, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Walnut Creek, California
September 9, 2010

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925.935.1028
Facsimile: 925-935-1029

Board of Directors
Cazenave & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to June 30, 2010, which were agreed to by Cazenave & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cazenave & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Cazenave & Company, Inc.'s management is responsible for the Cazenave & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010 less revenues reported on the FOCUS reports for the period from July 1, 2009 to June 30, 2010 with the amounts reported in Form SIPC-7 for the period July 1, 2009 to June 30, 2010 and noted Total Revenue amount reported in Form SIPC-7 was overstated by an immaterial amount;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences as there were no adjustments;
5. Noted that as the amount of overpayment was immaterial, none was applied to the current assessment in the Form SIPC-7.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not

express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Irene T. Jewell

Walnut Creek, California
September 9, 2010